PROSPECTUS Dated January 25, 2006	Amendment No. 1 to
PROSPECTUS SUPPLEMENT	Pricing Supplement No. 30
For Capital Protected Notes	Registration Statement No. 333-131266
Dated January 25, 2006	Dated February 27, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due February 27, 2013
Based on the Value of a Basket of Five Indices

The Capital Protected Notes due February 27, 2013 Based on the Value of a Basket of Five Indices, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the average value of a basket consisting of the Dow Jones EURO STOXX 50SM Index, the FTSE® 100 Index, the TOPIX® Index, the Swiss Market Index and the S&P/ASX 200 ® Index.

Final Terms:
		Bloomberg		Initial Index
Underlying indices:	Basket Indices	Page	Weighting	Closing Value	Multiplier
	Dow Jones EURO STOXX 50 Index:	SX5E	32.8%	3,767.70	0.087056
	FTSE 100 Index:	UKX	25.9%	5,846.20	0.044302
	TOPIX Index:	TPX	24.9%	1,605.33	0.155108
	Swiss Market Index:	SMI	7.1%	7,917.12	0.008968
	S&P/ASX 200 Index:	AS51	9.3%	4,799.90	0.019375

Aggregate principal amount:	$10,000,000
Pricing date:	February 17, 2006
Original issue date (settlement date):	February 27, 2006
Maturity date:	February 27, 2013, subject to postponement in the event of certain market disruption events
Issue price (principal amount per note):	$1,000 per note
Interest rate:	None
Denominations:	$1,000 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	181%
Index percent change:	The percentage by which the final average index value exceeds the initial index value, calculated as follows: (final average index value initial index value) / initial index value
Initial index value:	1,000, the basket closing value used to determine the multipliers on the applicable basket setting dates
Basket closing value:	The sum of the products of the index closing value of each of the underlying indices and the applicable multiplier for each of the underlying indices
Basket setting date:	The pricing date
Final average index value:	The arithmetic average of the basket closing values, as determined on each of the determination dates
Determination dates:	February 24, 2012, August 24, 2012 and February 25, 2013
Call right:	The notes are not callable prior to maturity
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61746BCT1

The notes involve risks not associated with an investment in ordinary debt securities. See Risk Factors beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per note	100%	0.50%	98.50%
Total	$10,000,000	$50,000	$9,950,000
(1) For additional information, see Plan of Distribution in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-866-718-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Capital Protected Notes dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000150/jan2306_ps-cpn.txt

Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the Company, we, us, and our refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $1,000, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the basket indices. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final average index value exceeds the initial index value. If the final average index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental						(final average index value initial index value)
redemption amount	=	$1,000	x	participation rate	x
						initial index value

where,

participation	=	181%
rate

initial index	=	1,000
value

final average	=	the arithmetic average of the basket closing values, as
index value		determined on each of the determination dates

basket closing	=	the sum of the products of the index closing value of each of
value		the underlying indices, as displayed on the applicable
		Bloomberg page, and the applicable multiplier for each of the
		underlying indices

“Bloomberg page” means the display page so designated by Bloomberg Financial Markets (“Bloomberg”), as noted under “Underlying Indices” above, or any other display page that may replace that display page on Bloomberg and any successor service thereto. If Bloomberg or any successor service no longer displays the index closing value of any of the underlying indices, then the Calculation Agent shall designate an alternate source of such index closing value, which shall be the publisher of such index, unless the Calculation Agent, in its sole discretion, determines that an alternate service has become the market standard for transactions related to such index.

If the final average index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The final average index value is 50% greater than the initial index value.

Participation rate:	181%
Hypothetical initial index value:	1,000
Hypothetical final average index value:	1,500

Supplemental redemption				1,500 – 1,000
amount per note	=	$1,000	x		x	181%	=	$905
				1,000

     In the example above, the total payout at maturity per note will equal $1,905, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $905.

Example #2:

The final average index value is 50% lower than the initial index value.

Participation rate:	181%
Initial index value:	1,000
Final average index value:	500

     In the example above, because the final average index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the principal amount of $1,000 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final average index value, which equals the arithmetic average of the index closing values on three determination dates over the term of the notes. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of general trends in the index closing values over the period covered by the determination dates on the amount payable to you at maturity beginning on page S-10 of the prospectus supplement for capital protected notes.

The Underlying Indices

     For a description of the Underlying Indices to which the notes will be linked, including license agreement and historical information, see Annex A Underlying Indices, attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the stocks underlying the basket indices and in futures and options contracts on the basket indices. Such purchase activity could potentially have increased the value of the basket indices, and, therefore, effectively increased the value at which the basket indices must close on the determination dates before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see Use of Proceeds and Hedging in the prospectus supplement for capital protected notes.

Risk Factors

The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the principal amount at maturity. If the final average index value is less than or equal to the initial index value, you will receive only the principal amount of $1,000 for each note you hold at maturity.

     The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the specified determination dates, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Changes in the value of one or more of the basket indices may offset each other. Price movements in the basket indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the basket closing value on a determination date, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

     Investing in the notes is not equivalent to investing in the basket indices. Because the final average index value is based on the closing value of the basket on the determination dates during the term of the notes, it is possible for the final average index value to be lower than the initial basket value even if the value of the basket at maturity is higher than the initial basket value. A decrease in the basket value on any one determination date could more than offset the increases in the basket value on other determination dates.

     Adjustments to the basket indices could adversely affect the value of the notes. The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index. The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any basket index.

There are risks associated with investments in securities indexed to the value of foreign equity securities.

Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the basket indices or other instruments related to the basket indices are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, as a result, could increase the value at which the basket indices must close on the determination dates before you receive a payment at maturity that exceeds the principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the basket indices on the determination dates and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled Risk Factors beginning on S-12 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

See ERISA Other Capital Protected Notes in the prospectus supplement for capital protected notes.

United States Federal Income Taxation

     The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called United States Federal Taxation Tax Consequences to U.S. Holders. Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the accompanying prospectus supplement) of the notes, even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the comparable yield is an annual rate of 5.3593% compounded semi-annually. Based on our determination of the comparable yield, the projected payment schedule for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,448.2616 due at maturity. You should read the discussion under United States Federal Taxation in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of OID that will be deemed to have accrued with respect to a Note for each calendar year (assuming a day count convention of 30 days per month and 360 days per year), based upon our determination of the comparable yield and the projected payment schedule (as described in the accompanying prospectus supplement):

CALENDAR YEAR	OID DEEMED TO ACCRUE DURING CALENDAR YEAR (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF CALENDAR YEAR

Original Issue Date through
December 31, 2006	$45.5981	$45.5981
January 1, 2007 through
December 31, 2007	$56.7876	$102.3857
January 1, 2008 through
December 31, 2008	$59.8717	$162.2574
January 1, 2009 through
December 31, 2009	$63.1234	$225.3808
January 1, 2010 through
December 31, 2010	$66.5517	$291.9325
January 1, 2011 through
December 31, 2011	$70.1662	$362.0987

CALENDAR YEAR	OID DEEMED TO ACCRUE DURING CALENDAR YEAR (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF CALENDAR YEAR

January 1, 2012 through
December 31, 2012	$73.9770	$436.0757
January 1, 2013 through
February 27, 2013	$12.1859	$448.2616

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called United States Federal Taxation Tax Consequences to Non-U.S. Holders. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Indices

     The Dow Jones Euro STOXX 50 Index. The Dow Jones Euro STOXX 50 Index is described under the heading Underlying Indices and Underlying Index Publishers Information Dow Jones Euro STOXX 50 Index in the prospectus supplement for capital protected notes.

     The FTSE 100 Index. The FTSE 100 Index is calculated, published and disseminated by FTSE International Limited ( FTSE ), a company owned equally by the London Stock Exchange Plc (the LSE) and the Financial Times Limited (the FT ), in association with the Institute and the Faculty of Actuaries. The FTSE 100 was first calculated on January 3, 1984 with an initial base level Index value of 1000 points. Publication of the FTSE 100 Index began in February 1984. Real-time FTSE indices are calculated on systems managed by Reuters. Prices and FX rates used are supplied by Reuters.

Composition and Maintenance

     The FTSE 100 Index is a free float weighted index which measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. The 100 stocks included in the FTSE 100 Index (the FTSE Underlying Stocks ) are selected from a reference group of stocks trading on the LSE which are in turn selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks are selected from this reference group by selecting 100 stocks with the largest market value.

     FTSE, the publisher of the FTSE 100 Index, is responsible for calculating, publishing and disseminating the FTSE 100 Index. The FTSE 100 Index is overseen by the FTSE s EMEA (Europe, Middle East and Africa) Committee ( EMEA ), made up of independent senior industry representatives, which is responsible for the Index review process.

     FTSE can add, delete or substitute the stocks underlying the FTSE 100 Index or make other methodological changes that could change the value of the FTSE 100 Index. FTSE may discontinue or suspend calculation or dissemination of the FTSE 100 Index. Constituents of the FTSE 100 Index are reviewed quarterly in March, June, September and December, by an index steering committee of the LSE, in order to maintain continuity in the level. FTSE prepares information regarding possible companies to be included or excluded from the FTSE 100 Index using the close of business figures from the Tuesday before a review. The review is then presented to the

Committee for approval.

     Changes to the constituents can be prompted by new listings on the exchange, corporate actions (e.g., mergers and acquisitions) or an increase or decrease in a market capitalization. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the FTSE 100 Index if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the FTSE 100 Index. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

Index Calculation

     The FTSE 100 Index is calculated by: (i) multiplying the per share price of each stock included in the FTSE 100 Index by the number of outstanding shares; (ii) calculating the sum of all these products (such sum, the FTSE Aggregate Market Value ) as of the starting date of the FTSE 100 Index; (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the FTSE 100 Index and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the FTSE 100 Index; and (iv) multiplying the result by 1000.

     All rights to the FTSE 100 Index are owned by the FTSE, the publisher of the FTSE 100 Index. Morgan Stanley, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the FTSE 100 Index. In addition, none of the LSE, the Financial Times and FTSE has any relationship to Morgan Stanley or the notes. None of the LSE, the Financial Times and the FTSE sponsors, endorses, authorizes, sells or promotes the notes, or has any obligation or liability in connection with the administration, marketing or trading of the notes or with the calculation of the Payment at Maturity.

     Tokyo Stock Exchange Price Index. The Tokyo Stock Price Index, which we refer to as the TOPIX Index, was developed by the Tokyo Stock Exchange, Inc. ( TSE ). Publication of the TOPIX Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968, which was reset at 1000 on April 1, 1998. The TOPIX Index is computed and published every 15 seconds via TSE s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

Composition and Maintenance

     The component stocks of the TOPIX Index consist of all common domestic stocks listed on the First Section of the TSE which have an accumulative length of listing and OTC registration of at least six months. The TOPIX Index measures changes in the aggregate market value of these stocks. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between the these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX Index are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

     The TOPIX Index is a weighted index, with the market price of each component stock multiplied by the number of shares listed. The TSE is responsible for calculating and maintaining the TOPIX Index, and can add, delete or substitute the stocks underlying the TOPIX Index or make other methodological changes that could change the value of the TOPIX Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section. As of January 31, 2006, stocks of 1,695 companies were assigned to the First Section of the TSE and stocks of 506 companies were assigned to the Second Section.

Index Calculation

     The TOPIX Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The TOPIX Index is calculated by multiplying 1000 by the figure obtained by dividing the current market value (the current market price per share are the time of the index calculation multiplied by the number of common shares listed on the First Section of the TSE at the same instance) (the TOPIX Aggregate Market Value) by the base market value (i.e., the TOPIX Aggregate Current Market Value on the base date) (the TOPIX Base Aggregate Market Value ).

The calculation of the TOPIX Index can be represented by the following formula:

TOPIX Aggregate Market
Value
Index	=		x	1000
TOPIX Base Aggregate
Market Value

     In order to maintain continuity, the TOPIX Base Aggregate Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX Index. Such factors include, without limitation: new listings; delistings; new share issues either through public offerings or through rights offerings to shareholders; issuance of shares as a consequence of exercise of convertible bonds or warrants; and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

Old TOPIX Aggregate		New TOPIX Aggregate
Market Value		Market Value
=
Old TOPIX Base Aggregate		New TOPIX Base Aggregate
Market Value		Market Value

Therefore,

Old TOPIX Base Aggregate Market Value x
New TOPIX Base		New TOPIX Aggregate Market Value
Aggregate Market Value	=
Old TOPIX Aggregate Market Value

     The TOPIX Base Aggregate Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the TOPIX Aggregate Market Value or any stock underlying the TOPIX Index, the TOPIX Base Aggregate Market Value is adjusted in such a way that the new value of the TOPIX Index will equal the level of the TOPIX Index immediately prior to such change.

     No adjustment is made to the TOPIX Base Aggregate Market Value, however, in the case of events such as stock splits and decreases in paid in capital, which theoretically do not affect market capitalization because the new stock price multiplied by the increased (or decreased) number of shares is the same as the old stock price multiplied by the old number of shares.

TOPIX® is a TSE registered trademark.

     Swiss Market Index. The Swiss Market Index, which we refer to as the SMI, was introduced on June 30, 1988 with a baseline value of 1500 points at that date. The SMI is updated in real time after each transaction and published every three seconds.

Composition and Maintenance

     The SMI is made up of a maximum of 30 of the largest, most liquid Swiss stocks of the Swiss Performance Index ( SPI ) large and mid-cap stocks traded on the Electronic Bourse system. The SMI includes stocks from the Zurich, Geneva and Basle stock exchanges. As of August 31, 2005, the SMI was composed of 27 stocks. The SMI stocks are weighted within the SMI according to their free float market capitalization, and the SMI contains around 90% of the entire free float market capitalization of the Swiss equity market.

     The composition of SMI is reviewed annually, and in order to ensure a high degree of continuity in the composition of the SMI, the component stocks are subject to a special procedure for adding them to the SMI or removing them based on free float market capitalization and liquidity. The resulting adjustments to the index are made regularly once a year. The composition of the SMI is usually changed on January 1 or July 1 after an advance notice of at least six months.

Index Calculation

     The SMI is calculated according to the Laspeyres formula using a weighted arithmetic mean over a defined selection of securities. The current index level is calculated by dividing the sum of the market capitalizations of the securities contained in the index by the divisor.

     SPZ®, Swiss Permance Index (SPZ)®, SMZ® and Swiss Market Index (SMZ)® are registered trademarks of SWX Swiss Exchange.

     The S&P/ASX 200 Index. The S&P/ASX 200 Index, which we refer to as the ASX 200 Index, is Australia s premier large capitalization tradeable equity index, and is Australia s institutional benchmark. The ASX 200 Index was introduced in April 2000 and is maintained by the S&P Australian Index Committee (the ASX Committee ), a team of representatives from both Standard and Poor’s and the Australian Stock Exchange.

Composition and Maintenance

     The S&P/ASX 200 is composed of the S&P/ASX 100 stocks plus an additional 100 stocks selected by the ASX Committee. As at December 31, 2005, the S&P/ASX 200 represented approximately 78% of the total market capitalization of the Australian market. The index essentially covers large-cap and mid-cap stocks evaluated for liquidity and size.

     The S&P/ASX 200 Index weights companies according to the Global Industry Classification Standard (GICS®)SM, which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions. Sector indices are available for the S&P/ASX 200 Index.

     The ASX Committee reviews constituents quarterly to ensure adequate market capitalization and liquidity. Both market capitalization and liquidity are assessed using the previous six months worth of data. Quarterly review changes take effect on the third Friday of December, March, June and September. The weighting of constituents in the ASX 200 Index is determined by the free float assigned to each stock by the ASX Committee. Each index constituent s free float is reviewed as part of the March quarterly review.

     Only stocks listed on the ASX are considered for inclusion in the ASX 200 Index. Stocks are assessed based on the average of their previous six-month day-end free float adjusted market capitalization. Only stocks that are actively and regularly traded are considered for inclusion in the ASX 200 Index. A stock’s liquidity is measured relative to its size peers. A minimum free float threshold of 30% exists for a stock to warrant inclusion in the ASX 200 Index.

Index Calculation

     The ASX 200 Index has a base value of 3000. Calculation for the ASX 200 Index is based on stock prices taken from the ASX. The official daily index closing values for price and accumulation indices, are calculated after the market closes and are based on the last traded price for each constituent.

     Global Industry Classification Standard (GICS)SM and GICSSM are service marks of Standard and Poor’s and Morgan Stanley Capital International Inc.; and GICS® is a trademark of Standard & Poor’s and Morgan Stanley Capital International Inc.

     License Agreement between STOXX Limited and Morgan Stanley. Dow Jones EURO STOXXSM and STOXXSM are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley. See Underlying Indices and Underlying Index Publishers Information Dow Jones Euro STOXX 50 Index License Agreement between STOXX Limited and Morgan Stanley in the prospectus supplement for capital protected notes.

     License Agreement between FTSE International Limited and Morgan Stanley. The license agreement between FTSE International Limited and Morgan Stanley provides that the following language must be set forth in the pricing supplement:

     These notes are not in any way sponsored, endorsed, sold or promoted by FTSE International Limited ( FTSE ) or by The London Stock Exchange Plc (the Exchange ) or by The Financial Times Limited ( FT) and neither FTSE or Exchange or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE 100 Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE 100 Index is compiled and calculated solely by FTSE. However, neither FTSE or Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE 100 Index and neither FTSE or Exchange or FT shall be under any obligation to advise any person of any error therein.

     FTSETM and FootsieTM are trademarks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.

     License Agreement between the TSE and Morgan Stanley. Morgan Stanley has entered into a non-exclusive license agreement with TSE providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the TOPIX Index, which is owned and published by the TSE, in connection with securities, including the notes.

     The license agreement between the TSE and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

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SMI® is a registered trademark of SWX Swiss Exchange.

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     The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P s only relationship to us is the licensing of certain trademarks and trade names of S&P and of the Index, which is determined, composed and calculated without regard to us or the notes. S&P has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

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     Historical Information. The following table sets forth the published high and low index closing values for each basket index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through February 17, 2006. The Dow Jones EURO STOXX 50 Index closing value, the FTSE 100 Index closing value, the TOPIX Index closing value, the Swiss Market Index closing value and the S&P/ASX 200 Index closing value on February 17, 2006 were 3,767.70, 5,846.20, 1,605.33, 7,917.12 and 4,799.90, respectively. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the basket indices should not be taken as an indication of future performance.

EURO STOXX 50 Index	High	Low	Period End

2001
First Quarter	4,787.45	3,891.49	4,185.00
Second Quarter	4,582.07	4,039.16	4,243.91
Third Quarter	4,304.44	2,877.68	3,296.66
Fourth Quarter	3,828.76	3,208.31	3,806.13
2002
First Quarter	3,833.09	3,430.18	3,784.05
Second Quarter	3,748.44	2,928.72	3,133.39
Third Quarter	3,165.47	2,187.22	2,204.39

EURO STOXX 50 Index	High	Low	Period End

Fourth Quarter	2,669.89	2,150.27	2,386.41
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66
2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.24
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter (through
February 17, 2006)	3,767.70	3,532.68	3,767.70

FTSE 100 Index	High	Low	Period End

2001
First Quarter	6,334.50	5,314.80	5,633.70
Second Quarter	5,976.60	5,463.10	5,642.50
Third Quarter	5,716.70	4,433.70	4,903.40
Fourth Quarter	5,369.80	4,785.60	5,217.40
2002
First Quarter	5,323.80	5,024.10	5,271.80
Second Quarter	5,263.90	4,531.00	4,656.40
Third Quarter	4,685.80	3,671.10	3,721.80
Fourth Quarter	4,190.00	3,730.50	3,940.40
2003
First Quarter	4,009.50	3,287.00	3,613.30
Second Quarter	4,207.00	3,684.80	4,031.20
Third Quarter	4,314.70	3,963.90	4,091.30
Fourth Quarter	4,476.90	4,169.20	4,476.90
2004
First Quarter	4,559.10	4,309.40	4,385.70
Second Quarter	4,575.70	4,395.20	4,464.10
Third Quarter	4,608.40	4,287.00	4,570.80
Fourth Quarter	4,820.10	4,564.50	4,814.30
2005
First Quarter	5,060.80	4,783.60	4,894.40
Second Quarter	5,114.40	4,789.40	5,113.20
Third Quarter	5,494.80	5,158.30	5,477.70
Fourth Quarter	5,638.30	5,142.10	5,618.80
2006
First Quarter (through
February 17, 2006)	5,846.20	5,633.80	5,846.20

TOPIX Index	High	Low	Period End

2001
First Quarter	1,337.63	1,161.97	1,277.27
Second Quarter	1,440.97	1,254.19	1,300.98
Third Quarter	1,293.42	990.80	1,023.42
Fourth Quarter	1,107.83	988.98	1,032.14
2002
First Quarter	1,125.43	922.51	1,060.19
Second Quarter	1,139.43	984.28	1,024.89
Third Quarter	1,050.14	886.39	921.05
Fourth Quarter	903.37	815.74	843.29

TOPIX Index	High	Low	Period End

2003
First Quarter	865.43	770.62	788.00
Second Quarter	904.32	773.10	903.44
Third Quarter	1,075.73	915.91	1,018.80
Fourth Quarter	1,105.59	953.19	1,043.69
2004
First Quarter	1,179.23	1,022.61	1,179.23
Second Quarter	1,217.87	1,053.77	1,189.60
Third Quarter	1,188.42	1,084.64	1,102.11
Fourth Quarter	1,149.63	1,073.20	1,149.63
2005
First Quarter	1,203.26	1,132.18	1,182.18
Second Quarter	1,201.30	1,109.19	1,177.20
Third Quarter	1,428.13	1,177.61	1,412.28
Fourth Quarter	1,663.75	1,371.37	1,649.76
2006
First Quarter (through
February 17, 2006)	1,713.47	1,574.67	1,605.33

Swiss Market Index	High	Low	Period End

2001
First Quarter	8,118.90	6,574.00	7,167.80
Second Quarter	7,705.80	6,825.40	7,240.20
Third Quarter	7,316.00	5,110.20	6,014.20
Fourth Quarter	6,605.60	5,858.90	6,417.80
2002
First Quarter	6,655.20	6,105.20	6,655.20
Second Quarter	6,694.10	5,594.20	5,979.70
Third Quarter	6,024.20	4,561.40	4,783.00
Fourth Quarter	5,181.90	4,435.00	4,630.80
2003
First Quarter	4,965.30	3,675.40	4,085.60
Second Quarter	4,992.50	4,135.50	4,813.70
Third Quarter	5,422.60	4,700.80	5,043.50
Fourth Quarter	5,487.80	5,061.00	5,487.80
2004
First Quarter	5,934.40	5,469.00	5,618.60
Second Quarter	5,891.20	5,589.50	5,619.10
Third Quarter	5,625.70	5,309.80	5,465.30
Fourth Quarter	5,695.20	5,309.70	5,693.20
2005
First Quarter	6,014.58	5,669.60	5,929.70
Second Quarter	6,294.15	5,840.55	6,253.08
Third Quarter	6,904.84	6,250.57	6,898.88
Fourth Quarter	7,619.96	6,820.43	7,583.93
2006
First Quarter (through
February 17, 2006)	7,917.12	7,628.56	7,917.12

S&P/ASX 200 Index	High	Low	Period End

2001
First Quarter	3,364.30	3,145.30	3,147.20
Second Quarter	3,490.30	3,192.30	3,490.30
Third Quarter	3,450.00	2,924.60	3,049.50
Fourth Quarter	3,427.10	3,098.90	3,422.30
2002
First Quarter	3,497.60	3,384.40	3,414.80
Second Quarter	3,414.10	3,179.40	3,216.00
Third Quarter	3,258.40	2,970.90	2,970.90
Fourth Quarter	3,083.80	2,896.60	3,007.10
2003
First Quarter	3,077.00	2,700.40	2,885.20

S&P/ASX 200 Index	High	Low	Period End

Second Quarter	3,112.30	2,882.20	3,025.80
Third Quarter	3,235.30	3,028.40	3,169.50
Fourth Quarter	3,303.70	3,159.20	3,299.80
2004
First Quarter	3,438.40	3,262.00	3,415.30
Second Quarter	3,554.50	3,345.50	3,532.90
Third Quarter	3,665.00	3,468.30	3,665.00
Fourth Quarter	4,054.90	3,659.60	4,050.60
2005
First Quarter	4,266.40	4,029.90	4,109.90
Second Quarter	4,312.20	3,947.10	4,277.50
Third Quarter	4,671.70	4,229.20	4,641.20
Fourth Quarter	4,772.50	4,357.20	4,763.40
2006
First Quarter (through
February 17, 2006)	4,956.70	4,776.00	4,799.90